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Moxi on the Rocks

Tasting Room/Blending House

87 Church Street
East Hartford, CT 06108
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Moxi on the Rocks previously received $155,100 of investment through Mainvest.
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Data Room
Updates 25
Discussion
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THE PITCH
Moxi on the Rocks is seeking investment to obtain operating capital.
Renovating LocationLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
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INVESTOR PERKS

Moxi on the Rocks is offering perks to investors. You earn perks based on your total investment amount in

VIP Investor Invest $1,000 or more to qualify. 100 of 100 remaining

10% off for life, Priority Reservations, Access top VIP exclusive events

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE FIRST ALL-INCLUSIVE LIBATION LIBRARY IN CT

Moxi On The Rocks will be Connecticut's first all-inclusive Libation Library featuring locally-made Liquors,

Green Sustainable Hydro-Powered Historic Rehabilitation
Will Highlight Connecticut's Burgeoning Beverage Market
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A HISTORIC SITE RE-IMAGINED

The 100 year old patina screams to be transformed into a public gathering spot highlighting the industrial/

Historic Fabric Preserved
Steam Punk Vision
Industrial/Nature Connection Reestablished
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CT ACCREDITED INVESTOR CREDIT

If you are an accredited Angel Investor who lives in Connecticut you will receive a 25% State Income Tax C
$25,000.00. Please visit Connecticut Innovations - www.CTInnovations.com for more information or see th

This is a preview. It will become public when you start accepting investment.
THE TEAM
Tomas Nenortas
Founder

Tomas has been producing QUIVER Spiced Honey Spirit, the Flagship of a line of Heritage Spirits based or
delight of friends & family. Having learned the recipes from the attentive eyes of his four Lithuanian grandp
making them the same way, and is very proud and excited to bring this Line to World markets. He will over

Chris Fox
Director of Sales & Strategic Partnerships

Chris joins the Moxi Team with beverage trade knowledge from his Sales Consulting background. He has v
industry. Chris will establish, as well as maintain key account relationships along with managing The Rooke
consumer bottle retail shop.

Dan Rice
Director of Marketing/Media

Dan has worked in marketing, web design, and multimedia production for the past five years. His forward t
and attention to detail will help propel Moxi as a business and brand.

Kim Burke

Friday 8/6 https://www.eventbrite.com/e/165524910463

Saturday 8/7 https://www.eventbrite.com/e/165524290609

JULY 21ST, 2021
Investment Round Closing

Our current Investment Round will be closing one week from today. If you are considering investing, or rais
July 28th.

Thank you!

JULY 16TH, 2021
A Zeros Journey Podcast recorded at Moxi on the Rocks

Listen to "A Zeros Journey" chat about how Moxi will redefine the CT beverage industry!

https://www.buzzsprout.com/976300

JULY 6TH, 2021
Moxi's Midsummer Mixer Video

Thanks for attending Moxi's Midsummer Mixer!

Check out the recap video here:

https://youtu.be/9M4reuwJxXM

JUNE 17TH, 2021
Moxi's Midsummer Mixer

Join us June 25th 7:00pm-10:00pm for an evening of pagan food, drink, and live music to celebrate the su

Tickets https://www.eventbrite.com/e/159555184853

Stay tuned for more info

FB: https://www.facebook.com/moxiontherocks

IG: https://www.instagram.com/moxiontherocks

JUNE 14TH, 2021

Paddle Creek Beer Company, Labyrinth Brewing Company, Great Falls Brewing Company, New England Cid

Stay Tuned for our upcoming Events!

There are only 72 days left in this campaign, please help us spread the word!

https://www.facebook.com/moxiontherocks

https://www.instagram.com/moxiontherocks

MAY 17TH, 2021
Open House this Weekend!

We are looking forward to having our second Open House weekend!

Here is the schedule:

May 21st 5:00pm - 8:00pm - VIP Investor Happy Hour

We will have an assortment of CT Beverages and cocktails available, as well as LIVE MUSIC! We are allowi
+1.

Please email info@moxiontherocks for tickets. Include your full name and your +1 name.

May 22nd & 23rd 12:00pm - 5:00pm Open House

Just like before, we will be offering prospective investors free tours of the future home of Moxi on the Roc
20-minute tour will take you through the exterior and interior highlights of our historic mill location on the
will be unveiling the recently uncovered Generator in the engine room!

Ticket Link: https://www.eventbrite.com/e/open-house-tickets-152925613627

Please invite friends! Please add yourself and share the FB event here

https://fb.me/e/3Hcn0ynx0

MAY 14TH, 2021
May 22-23 Open House

Please follow the link for our next Open House May 22-23!

available. We are allowing VIP Investors to bring a non-investor +1. Tickets will be limited, reserve your now

VIP Tickets: https://www.eventbrite.com/e/vip-happy-hour-tickets-152924474219

May 22nd & 23rd 12:00pm - 5:00pm Prospective Investor Open House

Just like before, we will be offering prospective investors free tours of the future home of Moxi on the Roc
20-minute tour will take you through the exterior and interior highlights of our historic mill location on the I
show the planned locations of our tasting room, retail space, distillery, and the soon-to-be restored hydro-
whole enterprise. Moxi on the Rocks staff will answer your questions regarding the project and investing, p
libations that will be distilled onsite or created by our statewide collaborative beverage partners. Tour size
safety; masks and social distancing required. Tickets will be limited, reserve your now.

Tickets: https://www.eventbrite.com/e/investor-open-house-tickets-152925613627

APRIL 16TH, 2021
SAVE THE DATE

You asked, and we listened! Our next investor event will be May 21st and 22nd. Stay tuned for updates!

APRIL 9TH, 2021
Campaign Extension Announcement

Thanks to an amazing initial response, you helped MOXI ON THE ROCKS meet our initial investment goal!
our investment campaign. What does this mean? There is still time for investors to join us in creating Conn
Library/tasting room/distillery/retail site -- all dedicated to creating and celebrating Connecticut-made bev
building on the Hockanum River in East Hartford, this amazing project will help rehab a historic property a
Learn more about this opportunity with a 1.6x return on investment (ROI)

APRIL 1ST, 2021
Moxi's $107,000 Milestone

A GIANT THANK YOU to everyone who helped Moxi on the Rocks reach its first major milestone! Our Phas
only reached, but reached a week ahead of schedule. We appreciate all of the support and enthusiasm, pa
invested in making our vision a reality. We have had a number of people reach out to ask if they can still in
underway for another phase and we will keep you apprised of future investment and collaboration opportu
renovate this historic building, restore the mill's hydro-electric power, and create a showcase for Connecti
industry!

MARCH 29TH, 2021
Open House Recap

MARCH 22ND, 2021
Hartford Business Journal Article

The Hartford Business Journal's write up of the Moxi project!

Read more here:

https://www.hartfordbusiness.com/article/moxi-on-the-rocks-seeks-online-investors-for-east-hartford-ea
fbclid=IwAR1JU-RuFz8yHY_IyemFiSALPmzmZR7MOrpMreFzNsA8wFxWNhHJa2s1qkg

MARCH 19TH, 2021
The Hartford Courant article

The Hartford Courant came out to Moxi's to check it out, read the write-up here.

https://www.courant.com/news/connecticut/hc-news-connecticut-east-hartford-mill-renovation-craft-bev
5urpxsb3ozgzzl64edxinvalna-story.html

Our Open House is next weekend, Reserve your spot now!

https://www.eventbrite.com/e/146642428451

19 Days and only 10 VIP spots left. Thank you to the 70 investors so far!

MARCH 17TH, 2021
21 Days Left

Only 21 days left to be involved in this one of a kind project. We have ONLY 14 VIP SPOTS LEFT, secure yo

Thank you to the 61 of you that have invested so far.

Moxi on The Rocks INVESTOR OPEN HOUSE

Whether you have already invested, or you are still deciding, we would love to give you a tour of the site.

Saturday March 27th 12:00pm - 3:00pm

Sunday March 28th 12:00pm- 3:00pm

Get the behind the scenes, pre-construction tour, and a sampling of our collaborative brands.

Thank you to all of our 52 investors thus far!

We have 31 days left to reach our $107,000 goal.

With only 20 VIP spots left, please consider increasing your investment, and sharing our campaign to help

FEBRUARY 23RD, 2021
Moxi's Growing Partners

We're so excited to present our growing list of Moxi's future collaborative Partners! We are all about suppo
Go check them out! Cheers!!!

FEBRUARY 18TH, 2021
Heartfelt Thanks to our Investors!!!

The Moxi On The Rocks Team sends their Heartfelt Thanks to all our Investors who helped us reach our ini
the word that we have 48 Days to get to 107K. We can do this together. Let us know if you would like a tou

FEBRUARY 2ND, 2021
Moxi's Future Collaborative Partners

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Phase 2 Design (MEP) $14,100
Construction $4,700
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,680,000 $1,848,000 $1,977,360 $2,076,228 $2,138,514
Cost of Goods Sold $520,000 $572,000 $612,040 $642,642 $661,921
Gross Profit $1,160,000 $1,276,000 $1,365,320 $1,433,586 $1,476,593

EXPENSES

Rent $21,024 $21,549 $22,087 $22,639 $23,204
Utilities $5,664 $5,805 $5,950 $6,098 $6,250
Salaries $266,000 $292,600 $313,082 $328,736 $338,597
Insurance $10,400 $10,660 $10,926 $11,199 $11,478

Business's Revenue Share 0.3%-7.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2030

Financial Condition

No operating history

Moxi on the Rocks was established in 11/2020. Accordingly, there are limited financial statements and infor
evaluating this investment opportunity, investors should consider factors outlined in the risk section as we

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Moxi on the Rocks's fundraising. Howe
additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Moxi on the Rocks to make the payments you expect, and ultima
depends on a number of factors, including many beyond our control.

Limited Services

Moxi on the Rocks operates with a very limited scope, offering only particular services to potential clients,
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Rocks competes with many other businesses, both large and small, on the basis of quality, price, location,
customer preference away from Moxi on the Rocks's core business or the inability to compete successfully
could negatively affect Moxi on the Rocks's financial performance.

Reliance on Management

Moxi on the Rocks might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
on the Rocks is unable to obtain additional funding when needed, it could be forced to delay its business p
altogether.

Changes in Economic Conditions Could Hurt Moxi on the Rocks

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Moxi on the Rocks's financial performance or a
event Moxi on the Rocks ceases operations due to the foregoing factors, it can not guarantee that it will be
generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Moxi
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Moxi on the Rocks will be required to provide some information to investors for at least 12 months followin
information is far more limited than the information that would be required of a publicly-reporting compan
stop providing annual information in certain circumstances.

Uninsured Losses

Although Moxi on the Rocks will carry some insurance, Moxi on the Rocks may not carry enough insurance
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, a
Moxi on the Rocks could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons

to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Moxi on the Rocks or management), which is responsible for monitoring Moxi on the Ro
the Rocks will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Moxi on the
than your initial expectations.

You Do Have a Downside

Conversely, if Moxi on the Rocks fails to generate enough revenue, you could lose some or all of your mon

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Moxi on the Rocks, and the revenue of Moxi on the R
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Moxi on the Rocks to banks, commercial finance le
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue

Raymond R. Hartford, CT a month ago

What is the relationship of this company with Moxie sodas, and if there isn't one, has there been a tradem

Tomas N. a month ago Moxi on the Rocks Entrepreneur

Hi, There is no relationship. Moxi on the Rocks is spelled differently and will not be producing any beverag
Team verified there is no trademark issue.

Raymond R. Hartford, CT a month ago

Thank you. What then is the NAICS code for the LLC?

Tomas N. a month ago Moxi on the Rocks Entrepreneur

541990

LINDA O. Clinton, NC a month ago

I invested because

Tomas N. a month ago Moxi on the Rocks Entrepreneur

Thanks!

Rick S. Bloomfield, CT 2 months ago

From have i've been reading, it sounds like the investment is paid until 1.6x is reached To me it sounds like
only if it is for a life time of the business.

Tomas N. 2 months ago Moxi on the Rocks Entrepreneur

Hi Rick, Please send us an email to Info@moxiontherocks.com to discuss further. Thanks, Tomas

Cindy F. Turners Falls, MA 2 months ago

We're rooting for ya

Tomas N. 2 months ago Moxi on the Rocks Entrepreneur

Thanks! Please help spread the word!

Do you get business revenue share on top of the investment multiple or is it just the investment multiple w

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

Hi Cory, Revenue is shared each quarter until the investment plus multiple is paid back.

John F. Avon, CT 3 months ago

Will try to make the open house this Friday. But may not be able to. Is it possible to set up a time to get a t
possible to invest now and then invest again later on? Or are you locked into a single "slot"? The Mainvest
available.

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

Hi John, Yes absolutely we can set up a Tour at your convenience. And yes you are able to invest now and
refers to the VIP level of $1000.00 & up.

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

To clarify if you invest less than 1K you can always increase it to get to the VIP level.

John F. Avon, CT 3 months ago

Thanks Tomas. I'll use email to contact you directly.

Greg N. Cheshire, CT 3 months ago

Brewing and Distilling is exploding in CT. But it is getting very difficult to differentiate the many individual s
taprooms. I like the idea of pulling together what all these folks are doing and then adding further value wi
Good luck. I look forward to checking it out.

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

Thanks Greg. Happy to set up a private tour or come to our next Open House on the 25th.

Odalys B. Avon, CT 3 months ago

Great location. Great ideas are in the spirit of Industrial renovation with this awesome atmosphere. Great s
to business, customers and the environment. Go Ct.

Tomas N. 3 months ago Moxi on the Rocks Entrepreneur

Welcome to the journey!!!

Randy J. Natick, MA 5 months ago

I invested because I see an uptick in public interest in cocktails.

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Thanks Randy!!!

Joseph K G. Hamden, CT 5 months ago

Happy to join the team of believers, and support projects in my home town. Go Hornets!

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Welcome Aboard!!!

Joseph K G. Hamden, CT 5 months ago

I'd like an update for the next round too, this sounds like a great opportunity to invest in my home town.

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Hi Joseph, We should be extending the Campaign early next week!!!

Joseph K G. Hamden, CT 5 months ago

Will the next campaign be large enough for more VIP intestments? Site wouldn't let me go past $400

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

Yes, we've added 45 more slots. Will go LIVE in the next couple days!

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

We are live!!!

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

HELLO ALL!!! Thank you for your AMAZING SUPPORT!!! Hold tight for those who have not yet invested. W learn and grow. And in a sustainable, eco-friendly, community-conscious way to boot. CHEERS!

Tomas N. 5 months ago Moxi on the Rocks Entrepreneur

1000 Cheers!!! Thank you!!!

Tatia L. East Hartford, CT 6 months ago

Glad to help support and invest in revitalizing my community.

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Your support rocks!

Janet C. Hartford, CT 6 months ago

I invested because I love the idea of transforming and revitalizing historic buildings in the Hartford area, w

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

It's going to be great Janet!

Martin R. Manchester, CT 6 months ago

Local producers, farm to table, and hydro power all will contribute to combat climate change. I am happy t

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Thanks Martin!!!

Douglas M. East Hartford, CT 6 months ago

Glad to support a local business that will benefit other local businesses and the East Hartford community,

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Much appreciated!!!

Deborah S. East Hartford, CT 6 months ago

I invested because I like to support local businesss

Can you better explain the most recent update: what does the departure of Yellow Crow Mead as a partne investment? The Libation Library, Quiver Spirits, and the hydro plans are still unaffected, right?

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Hi Chris, Yes, nothing else has changed. We're running full steam ahead!!!

Frank F. East Hartford, CT 6 months ago

Looking forward to opening

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Thank you Frank!!!

Tatiana B. Chester, CT 6 months ago

Love love love the concept! So excited to be part of it 🥰 I'd love to do more then just a financial investmen

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

We'll take you up on your offer!!!

Tatiana B. Chester, CT 6 months ago

😄🤗

Cameron G. Oklahoma City, OK 6 months ago

Took my disability from the army and decided to make my first investment. 2500$. Good look guys.

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

On behalf of the entire Moxi Team thank you for your Service! Excited to have you join us!

Chris P. Coventry, CT 6 months ago

Love the idea of this. It supports local businesses, local people and adds to the culture of our state and Ea people to trade ideas. Can't wait to see this grow!

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

I invested because I love the idea of developing a creative space out of an existing refurbished Industrial b
hydroelectric project and how that connects the past to the present and future.

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Excited to have you join us Aimee!!!

Woodson D. 6 months ago

Sorry I am new to the site I am trying to find out how to contact the principals. Please contact me wbdunc

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Hi, Please email your inquiry to Info@moxiontherocks.com. Thanks.

Francis M. East Hartford, CT 6 months ago

I invested because I saw an opportunity to help a local business get started.

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Thank you Francis! Cheers!

DAVID D. Somers, CT 6 months ago

Glad to invest. Looking forward to visiting....great for East Hartford.

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

Very much appreciated David!

Lisa G. Vernon, CT 6 months ago

I invested because I love the idea of a library in CT

Tomas N. 6 months ago Moxi on the Rocks Entrepreneur

We do too Lisa! Thanks!

PAUL C. South Windsor, CT 6 months ago

I saw the property and the building, and met with Tom, and believe in his vision and plan for what this venu

John C. Purdys, NY 7 months ago

I think it helps when people work together.

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

We agree John!!!

Robert Brandon S. West Palm Beach, FL 7 months ago

Hi, sorry if I missed the info – but what is your relationship to the building itself? Does the company own it
open in the same building?

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Hi Robert, We are leasing the space with an option to purchase the entire complex. The entire building is 7
of businesses such as recording studios, research labs, manufacturing, tradesmen, & artists. A very divers

Ruta C. Livingston Manor, NY 7 months ago

I invested because I love the concept, and I will always support a clansman. Can't wait to visit!

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Aciu Ruta!!!

Dan N. East Hartford, CT 7 months ago

I invested because I like to support East Hartford and would like to help make it a better place for people in

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Hi Dan! Thank you soooo much for helping us reach our initial goal!!!

Dan N. East Hartford, CT 7 months ago

You're welcome. I look forward to see what you guys do next. I would like this to be a reality in East Hartfor

Dan N. East Hartford, CT 7 months ago

I live in town as well like 5 min where the location is! So please keep me updated on everything!!

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Love it Andrew!!!

Michael P. Manchester, CT 7 months ago

Looking forward to visiting once you're open!! I grew up across the street and this really is a great idea!!

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Hi Michael, Would love to hear your stories about the Burnside neighborhood!

Alfred L. 7 months ago

Are you certified as an Angel Investor business through Connecticut Innovations?

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

We are completing the application process. Currently Quiver Spirits is certified.

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Alfred, If interested in the Tax Credit for Quiver Spirits you can email Tomas@quiverspirits.com. Thanks.

Juan R. East Hartford, CT 7 months ago

Really love the concept! Can't wait! Right in my town too!

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Welcome aboard Juan! If you ever want a tour let us know!

Amy R. Newington, CT 7 months ago

Thanks to Tomas for the discussion and answering my questions. Happy to invest in such an interesting pr

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Amy, was great connecting with you today. Hope to give you a tour soon!

Ostap D. Southington, CT 7 months ago

Patrick P. Provincetown, MA 7 months ago

Hi, what changes were made to the proforma? thank you

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Hi Patrick, Insurance, Repairs, Salaries, Marketing, & Unexpected Costs were corrected.

David S. East Hartford, CT 7 months ago

I invested because its supports the growth of the local economy which will bring residents and visitors to t
future of East Hartford.

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Heartfelt thanks David & Roberta!!!

semir z. New Britain, CT 7 months ago

Good luck cant wait for opening day !

Tomas N. 7 months ago Moxi on the Rocks Entrepreneur

Thanks!!!

Andrew G. Farmington, CT 8 months ago

Can't wait.

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

We agree, Thanks! Please spread the word near and far!

Amy R. Newington, CT 8 months ago

I'm interested in possibly investing but would like to meet the team and view the space. I'll send an email t

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

Hi Amy, Would love to show you the site! Please email Tomas@moxiontherocks.com. Cheers!

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

Hi, Please email Tomas@moxiontherocks. We would very much enjoy showing you the site. Thanks!

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

Circling back. Please email Tomas@moxiontherocks.com to set up a visit. Thanks!

Craig S. 8 months ago

I am the Chair of the Town of East Hartford's Economic Development Commission. Your proposed busines
tonight. We would love to learn more about it and how we can help you bring this great vision to reality in c
email at crstevenson@comcast.net We would love a site visit or you can attend our next meeting or both. (

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

Thank you for reaching out. We've emailed you. Looking forward to working with you.

Salvatore D. Manchester, CT 8 months ago

Great vision. Nothing like this location in the area. Can't wait to opening day. Tomas - thanks for the tour to

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

Thank you for the investment, please help spread the word!

Kim B. West Hartford, CT 9 months ago

Tomas I'm so excited about Moxi on the Rocks and so happy to be part of your journey.

Tomas N. 8 months ago Moxi on the Rocks Entrepreneur

So glad to have you on the journey with us!

LON I. Cheshire, CT 9 months ago

Tomas, Thanks for the site visit today. I invested. Here is information for other investors investors-- there a
visit there is a lot of good potential in the concept. The company has 6 potential streams of revenue and (
room for local liquors, overlooking the river. They buy wholesale inventory and the manuf also comes out t
have (2) party rental rooms-- more revenue (2) separate liquor companies manuf facilities making produc
owners also (revenue) (potentially 3rd liquor renter also)- revenue Very small retail store selling liquor bott
the places where as you leave after you had a good time, there is a store to sell you items (revenue)

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